Third Quarter Interim Statement
January – September
2022

2	Group Interim Statement
Contents

MorphoSys Group:
Third Quarter Interim Statement
January – September 2022
3    Summary

5    Group Interim Statement
5    Operating Business Performance
15    Human Resources
16    Financial Analysis
19    Subsequent Events
20    Financial Guidance

21    Group Interim Statement
21    Consolidated Statement of Profit or Loss (IFRS) – (unaudited)
22    Consolidated Balance Sheet (IFRS) – (unaudited)
24    Consolidated Statement of Changes in Stockholders’ Equity (IFRS) – (unaudited)
26    Consolidated Statement of Cash Flows (IFRS) – (unaudited)

MorphoSys – III/2022

Group Interim Statement	3
Summary of the
Third Quarter of 2022
Operating Highlights for the Third Quarter of 2022
•Data from the ongoing L-MIND study presented at SOHO conference show that Monjuvi® (tafasitamab-cxix) plus lenalidomide followed by Monjuvi monotherapy provided long-term efficacy in patients with relapsed or refractory (R/R) diffuse large B-cell lymphoma (DLBCL) that have been treated for at least 2 years.
•On September 12, 2022 MorphoSys received proceeds in the amount of € 304.7 million (US$ 300.0 million) from Royalty Pharma through issuance of the development funding bond. These funds will primarily be used to fund development activities.
Financial Results for the First Nine Months of 2022
•Monjuvi U.S. net product sales in the first nine months of 2022 reached € 60.2 million (US$ 64.1 million) (9M 2021: € 46.4 million (US$ 55.5 million)) and a gross margin of 80% (9M 2021: 82%).
•Research and development expenses in the first nine months of 2022 amounted to € 203.8 million (9M 2021: € 138.2 million) and combined expenses for selling and general and administration totaled € 112.0 million (9M 2021: € 149.1 million).
•Cash and other financial assets totaled € 1,038.1 million as of September 30, 2022 (December 31, 2021: € 976.9 million).
•The Company updated its financial guidance for the 2022 financial year on October 21, 2022.
Corporate Developments
•On August 31, 2022, MorphoSys announced Tim Demuth as new Chief Research and Development Officer, following the retirement of Malte Peters. Tim Demuth started his new role on October 1, 2022.
Significant Events after the end of the Third Quarter of 2022
•MorphoSys' most recent financial guidance for the 2022 financial year was updated on October 21, 2022. The Group now expects Monjuvi’s U.S. net product sales to be approximately US$ 90 million, accompanied by a gross margin of 75% to 80%.
•MorphoSys presented preliminary results from the ongoing Phase 1/2 study of Tulmimetostat (CPI-0209), the oral, investigational next-generation selective dual inhibitor of EZH2 and EZH1, at the 34th EORTC-NCI-AACR Symposium in Barcelona, Spain.
•On October 27, 2022, MorphoSys’ Partner GSK provided an update on the ContRAst phase 3 program for otilimab.
•On November 14, 2022, MorphoSys's license partner Roche disclosed that the GRADUATE studies with gantenerumab in early Alzheimer's did not meet the primary endpoint of slowing clinical decline.

MorphoSys – III/2022

4	Group Interim Statement
MorphoSys Product Pipeline as of September 30, 2022

Clinical Programs Developed by Partners (Selection)

COMPOUND/BRAND NAME	PARTNER	DISEASE AREA	STATUS
Ianalumab	Novartis	Sjögren’s Lupus Nephritis and other	Phase 3 clinical development for Sjögren’s and Lupus Nephritis started
Abelacimab	Anthos Therapeutics	Cancer Associated Thrombosis (CAT), Prevention of Stroke and Systemic Embolism in Patients with Atrial Fibrillation (SPAF)	Phase 3 clinical development started; in July and September 2022 FDA granted Fast Track Designation for CAT and SPAF respectively
Setrusumab	Ultragenyx and Mereo Biopharma	Osteogenesis Imperfecta	Pivotal phase 2/3 clinical study ongoing
Felzartamab	HI-Bio I-Mab Biopharma	HI-Bio: Membranous Nephropathy (MN), IgA Nephropathy (IgAN) I-Mab: Multiple Myeloma (MM)	MN & IgAN in phase 2 studies Registrational phase 2 completed; pivotal phase 3 ongoing (MM)

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Group Interim Statement	5
Group Interim Statement:
January 1 – September 30, 2022
Operating Business Performance
MorphoSys AG (hereinafter also referred as "MorphoSys") focuses on commercializing its marketed product and in advancing product candidates at various stages of development. The acquisition of Constellation in 2021 represented a transformation for MorphoSys, expanding its mid/late stage clinical development pipeline and positioning the Company for long-term sustainable growth.
The key measures of value for MorphoSys’ research and development activities include:
•Project launches and the advancement of individual development programs
•Clinical and preclinical research results
•Regulatory guidance of healthcare authorities for the approval of individual therapeutic programs
•Collaborations, partnerships and M&A activities with other companies to expand the technology base and expand the drug pipeline, as well as to commercialize the therapeutic programs
•Strong patent protection to secure MorphoSys’ market position
Development of Tafasitamab
MorphoSys’ commercial activities are currently focused on Monjuvi® (tafasitamab-cxix) in the United States. On July 31, 2020, FDA granted Monjuvi in combination with lenalidomide an accelerated approval for the treatment of adult patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL) not otherwise specified, including DLBCL arising from low-grade lymphoma, and who are not eligible for autologous stem cell transplant (ASCT). MorphoSys co-commercializes Monjuvi with its partner Incyte in the United States.

On March 15, 2022, the National Comprehensive Cancer Network® updated the Clinical Practice Guidelines (NCCN Guidelines®) in Oncology for B-cell Lymphomas and the designation for Monjuvi (tafasitamab-cxix) in combination with lenalidomide is now a Preferred Regimen for second-line therapy in patients with Diffuse Large B-cell Lymphoma (DLBCL) who are not candidates for transplant.
Commercial Performance of Tafasitamab
In the first nine months of 2022, Monjuvi sales reached € 60.2 million (Q3 2021: € 46.4 million), driven primarily by demand where we saw the highest demand in the first nine months since launch. Compared to Q3 2021, the sales in Q3 2022 rose by 18% (based on sales in €) and amounted to € 21.9 million (Q3 2021: € 18.6 million). MorphoSys and Incyte continue to see a high penetration in the community setting driving 70% of the sales with the balance coming from the academic setting. Since launch, the Company, along with its partner Incyte, has in aggregate received orders from 1,350 treatment sites. During the third quarter 2022, greater than 550 accounts ordered with more than 80% of those accounts representing repeat orders. While we continue to see a positive trend year-over-year, we recognize that the competition has increased as additional second-line treatment options for relapsed or refractory diffuse large B-cell lymphoma have been recently approved.

MorphoSys – III/2022

6	Group Interim Statement
Regulatory Progress of Tafasitamab
On March 22, 2022, MorphoSys and Incyte announced that the Swiss agency for therapeutic products (Swissmedic), had granted temporary approval for Minjuvi (tafasitamab) in combination with lenalidomide, followed by Minjuvi monotherapy, for the treatment of adult patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL), after at least one prior line of systemic therapy including an anti-CD20 antibody, who are not eligible for autologous stem cell transplant (ASCT). Incyte holds exclusive commercialization rights for Minjuvi in Switzerland.
Incyte and MorphoSys share global development rights to tafasitamab, with Incyte having exclusive commercialization rights to tafasitamab outside the United States. Tafasitamab is co-marketed by Incyte and MorphoSys in the United States under the trade name Monjuvi and by Incyte in Europe and Canada under the trade name Minjuvi.
Research and Development
MorphoSys’ research and development activities are currently focused on the following clinical candidates:
•Tafasitamab is a humanized Fc-modified monoclonal antibody directed against CD19. CD19 is selectively expressed on the surface of B-cells, which belong to a group of white blood cells. CD19 enhances B-cell receptor signaling, which is an important factor in B-cell survival and growth. CD19 is a potential target structure for the treatment of B-cell malignancies. On July 31, 2020, FDA granted tafasitamab in combination with lenalidomide (Monjuvi) an accelerated approval for the treatment of adult patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL) not otherwise specified, including DLBCL arising from low-grade lymphoma, and who are not eligible for autologous stem cell transplant (ASCT). Tafasitamab is currently studied in two Phase 3 clinical studies: frontMIND, conducted by MorphoSys, is a pivotal phase 3 trial of tafasitamab combined with lenalidomide and added on R-CHOP in first-line DLBCL and inMIND, conducted by Incyte, a study evaluating whether tafasitamab and lenalidomide as an add-on to rituximab provides improved clinical benefit compared with lenalidomide alone as an add-on to rituximab in patients with r/r follicular lymphoma (FL) or r/r marginal zone lymphoma (MZL).
•Pelabresib (CPI-0610) is an investigational selective small molecule BET inhibitor with an epigenetic mechanism of action that has been designed to promote anti-tumor activity by specifically inhibiting the function of BET proteins, which normally enhance target gene expression. The FDA granted pelabresib Fast Track Designation in October 2018 for the treatment of myelofibrosis (MF). The FDA and the EMA also granted orphan drug designation to pelabresib for the treatment of myelofibrosis in November 2019 and February 2020 respectively. To examine the opportunity to address serious unmet medical needs in patients with myelofibrosis, MorphoSys is currently conducting two clinical trials for the treatment of myelofibrosis (MF), the phase 2 MANIFEST trial and the phase 3 MANIFEST-2 trial. MANIFEST is a global, multicenter, open-label, phase 2 study that evaluates pelabresib as monotherapy or in combination with ruxolitinib, the current standard of care. MANIFEST‑2 is a global, double-blinded, randomized phase 3 clinical study. It is evaluating pelabresib plus ruxolitinib versus placebo plus ruxolitinib in JAK-inhibitor-naïve patients with primary MF or post-essential thrombocythemia (post-ET) or post-polycythemia (post-PV) MF who have splenomegaly and symptoms requiring therapy.
•Tulmimetostat (CPI‑0209) is an investigational small molecule, second-generation EZH2 inhibitor with an epigenetic mechanism of action that has been designed to achieve comprehensive target coverage through increased on-target residence time. Data from in vitro preclinical models of multiple cancer types suggested that tulmimetostat may bind to EZH2 more durably and with higher affinity than first-generation EZH2 inhibitors. Tulmimetostat was designed to eliminate auto-induction of metabolism, which has been an issue with other EZH2 inhibitors. A phase 1/2 clinical trial of tulmimetostat is currently ongoing, with patients enrolling. The trial evaluates tulmimetostat  as a monotherapy in patients with advanced solid tumors or lymphomas.

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Group Interim Statement	7
In addition to MorphoSys’ own pipeline, the following programs, among others, are being further developed by MorphoSys’ partners:
•Gantenerumab, a HuCAL® antibody targeting amyloid beta, is being developed by Roche as a potential treatment for Alzheimer’s disease. As part of the agreement with Royalty Pharma, MorphoSys will retain 40% of future royalties on gantenerumab and will provide Royalty Pharma with 60% of future royalties.
•Ianalumab is a fully human IgG1/k mAb with a dual mode of action targeting B-cell lysis and BAFF-R blockade that is being investigated by Novartis in several indications including Sjögren’s, Autoimmune Hepatitis and Systemic Lupus Erythematosus (SLE). Ianalumab is currently in phase 3 clinical development in Lupus Nephritis and Sjögren’s. MorphoSys is entitled to milestone payments and royalties upon approval and commercialization.
•Abelacimab (MAA868) is an antibody directed against Factor XI that is being investigated by Anthos Therapeutics in two complementary phase 3 clinical studies in cancer associated thrombosis (CAT) for the prevention of venous thromboembolism (VTE). MorphoSys is entitled to milestone payments and royalties upon approval and commercialization.
•Setrusumab is an antibody directed against sclerostin that is currently being investigated by Ultragenyx and Mereo Biopharma in a phase 2/3 clinical study for the treatment of osteogenesis imperfecta. MorphoSys is entitled to milestone payments and royalties upon approval and commercialization.
•Felzartamab is an investigational human monoclonal HuCAL-IgG1-antibody directed against a unique epitope of the target molecule CD38. CD38 is a surface antigen broadly expressed on malignant myeloma cells as well as on antibody-producing plasmablasts and plasma cells, the latter playing an important role in the pathogenesis of antibody-mediated autoimmune diseases. On June 14, 2022, it was announced that Human Immunology Biosciences (HI-Bio) has obtained exclusive worldwide rights, with the exception of Greater China, to develop and commercialize felzartamab across all indications worldwide. During a transition phase, MorphoSys will be compensated by HI-Bio for ongoing program expenses. HI-Bio will assume full responsibility for future development and commercialization expenses in its territory. MorphoSys will be eligible to receive payments from HI-Bio on achievement of development, regulatory and commercial milestones, in addition to tiered, single- to low double-digit royalties on net sales of felzartamab. Felzartamab is also being developed by I-Mab for Greater China, where, if approved, it may also be commercialized. I-Mab is currently pursuing clinical development in multiple myeloma (MM).
•MOR210/TJ210/HIB210 is an antibody directed against C5aR, derived from MorphoSys’ HuCAL library. C5aR, the receptor of complement factor C5a, is being investigated as a potential new drug target in the fields of immuno-oncology, immune and chronic inflammatory diseases. In November 2018, MOR210/TJ210 was out-licensed to I-Mab for Greater China and South Korea. MOR210/HIB210 will also be developed further by HI-Bio which has obtained exclusive worldwide rights, with the exception of Greater China and South Korea as announced on June 14, 2022. HI-Bio will assume full responsibility for future development and commercialization expenses for MOR210/HIB210 in its territory. MorphoSys will be eligible to receive payments from HI-Bio on achievement of development, regulatory and commercial milestones, in addition to tiered, single- to low double-digit royalties on net sales of MOR210/HIB210.
•In addition to the programs listed above, MorphoSys and its partners are pursuing several programs in various stages of research and clinical development.
Proprietary Clinical Development
Studies of Tafasitamab
The clinical development of tafasitamab is focused on non-Hodgkin’s lymphoma (NHL). In DLBCL, MorphoSys aims to position tafasitamab for all patients suffering from DLBCL, regardless of treatment line or potential combination therapy. Treatment options for patients with r/r DLBCL who are not candidates for high-dose chemotherapy (HDC) and ASCT were limited prior to the U.S. approval of tafasitamab. Additionally, the firstMIND study included patients with newly diagnosed DLBCL and paved the way for the frontMIND study,

MorphoSys – III/2022

8	Group Interim Statement
a pivotal phase 3 trial in first-line patients, which began in May 2021. MorphoSys regards the treatment of first-line patients as the main future growth opportunity for Monjuvi.
In June 2021, MorphoSys and Incyte announced three-year follow-up data from the ongoing phase 2 L-MIND study of tafasitamab in combination with lenalidomide in adult patients with r/r DLBCL. The new results, based on an October 30, 2020 data cutoff, built on previous findings showing durable responses and a consistent safety profile of tafasitamab in combination with lenalidomide followed by tafasitamab monotherapy. A total of 80 out of 81 enrolled study patients receiving tafasitamab plus lenalidomide were included in the efficacy analysis at approximately three years follow-up (≥35 months). The long-term analysis, as assessed by an independent review committee (IRC), showed that patients treated with tafasitamab plus lenalidomide had an overall response rate (ORR) of 57.5%, including a complete response (CR) rate of 40%. Additionally, the median duration of response (DoR) was 43.9 months, with a median overall survival (OS) of 33.5 months and median progression-free survival (PFS) of 11.6 months.
In September 2022, MorphoSys presented new data during the Annual Meeting of the Society of Hematologic Oncology (SOHO 2022) from the ongoing L-MIND study showing that tafasitamab plus lenalidomide followed by tafasitamab monotherapy provided long-term efficacy in patients with relapsed or refractory (R/R) diffuse large B-cell lymphoma (DLBCL) treated for at least 2 years, including six patients on treatment for 5 years or more. Additionally, the frequency of adverse events declined after patients transitioned from combination therapy to monotherapy. The new results, based on a February 15, 2022 data cutoff, show that 27 of 80 patients (34%) had undergone treatment for at least 2 years, with a median duration of treatment of 4.3 years. Of those 27, 23 patients were alive at data cutoff, and 13 remained on treatment, including six who were on treatment for at least 5 years. A complete response was observed in 23 of the 27 patients, including four who were refractory to their primary therapy. A partial response was seen in four patients, two of whom were still on treatment at data cutoff. The majority of adverse events were grade 1 or 2 during both combination and monotherapy treatment. Patients experienced a lower frequency of all-grade and grade 3 or higher adverse events during monotherapy. The most common adverse events with combination therapy were neutropenia (incidence per person per year, all-grade/Grade ≥3: 3.87/1.91) and diarrhea (1.04/0.04), which declined after patients switched to monotherapy (all-grade/Grade ≥3: 0.87/0.45 and 0.32/0.00, respectively, in the first year of monotherapy). Neutropenia and diarrhea remained the most common adverse events in the first two years of monotherapy.
On November 3, 2022, MorphoSys announced that two oral presentations as well as eight contributions (Posters and publications) on different studies with tafasitamab have been accepted for the upcoming American Society of Hematology Annual Meeting and Exposition (ASH) from December 10-13, 2022 in New Orleans, Louisiana, USA. Highlights of these contributions include an oral presentation and a poster presentation on minimal residual disease (MRD)-negativity to serve as a potential surrogate endpoint and predictor of outcomes after front-line therapy with tafasitamab plus lenalidomide and R-CHOP in diffuse large B-cell lymphoma (DLBCL). A poster presentation showes final, 18-month data from the firstMIND study to assess the safety of tafasitamab or tafasitamab plus lenalidomide and R‑CHOP in patients with newly diagnosed DLBCL, including data on overall response rates, duration of response and progression-free survival rates in MRD-negative patients. Another poster presentation of an additional data analysis from the L-MIND study offeres further insight into the safety and long-term use of tafasitamab in patients with relapsed or refractory DLBCL, including data on the duration of response in patients who have undergone treatment for at least two years, some of whom have been treated for five years or more.
The RE-MIND2 study matched L-MIND trial patients receiving tafasitamab in combination with lenalidomide followed by tafasitamab monotherapy with real-world adult patients who received the most frequently used

MorphoSys – III/2022

Group Interim Statement	9
treatments for r/r DLBCL. These treatments included 1) polatuzumab vedotin plus bendamustine and rituximab (pola-BR); 2) rituximab plus lenalidomide (R2); and 3) CD19 chimeric antigen receptor T-cell (CAR-T) therapies.
In December 2021, results from the RE-MIND2 study were presented at the American Society of Hematology (ASH) Annual Meeting, showing that a significant improvement in median overall survival (OS) was observed for tafasitamab plus lenalidomide compared to pola-BR as well as R2. In June 2022, during the American Society of Clinical Oncology Annual Meeting (ASCO 2022) in Chicago, additional overall survival (OS) data from post-hoc subgroup analyses were presented. The findings indicate that, across all subgroups analyzed, there was a trend toward enhanced OS with tafasitamab plus lenalidomide when compared with other recommended therapies in patients with high- and lower-risk r/r DLBCL. A comparable median OS benefit was observed with tafasitamab plus lenalidomide compared to CAR-T, however, these results were not statistically significant, due to the small sample size. The objective response rate (ORR) and complete response rate (CR), key secondary endpoints, were statistically significantly higher for tafasitamab plus lenalidomide versus R2. While safety endpoints were not included in this study, the most common adverse events (AEs) associated with tafasitamab plus lenalidomide were feeling tired or weak, diarrhea, cough, fever, swelling of lower legs or hands, respiratory tract infection and decreased appetite. Warnings and Precautions for Monjuvi included infusion-related reactions, serious or severe myelosuppression (including neutropenia, thrombocytopenia and anemia), infections and embryo-fetal toxicity. Neutropenia led to treatment discontinuation in 3.7% of patients. The most common adverse reactions (≥ 20%) were neutropenia, fatigue, anemia, diarrhea, thrombocytopenia, cough, pyrexia, peripheral edema, respiratory tract infection, and decreased appetite.
The phase 2/3 study, B-MIND, is evaluating the safety and efficacy of tafasitamab in combination with the chemotherapeutic agent bendamustine in comparison to rituximab plus bendamustine in patients with r/r DLBCL who are not candidates for HDC and ASCT. The study has been fully recruited as of June 2021. The regulatory significance of the B-MIND study has decreased as only long-term safety data of B-MIND are required by the EMA as an obligation for the conditional marketing authorization. As such, all final analyses of primary and secondary endpoints will be performed in mid-2024.
In addition to clinical development in r/r DLBCL, on May 11, 2021 MorphoSys announced that the first patient had been dosed in frontMIND, a pivotal phase 3 trial of tafasitamab in first-line DLBCL: frontMIND is evaluating tafasitamab and lenalidomide in combination with R-CHOP compared to R-CHOP alone as first-line treatment for high-intermediate and high-risk patients with untreated DLBCL. The study is planned to enroll approximately 880 patients. Topline data from the trial are expected in the second half of 2025.
Updated preliminary data presented at ASH 2021, from firstMIND, a phase 1b, open-label, randomized study on the safety and preliminary efficacy of R-CHOP plus either tafasitamab or tafasitamab plus lenalidomide for patients with newly diagnosed DLBCL, showed a preliminary overall response rate of 90.9% versus 93.9%, respectively, in a low-intermediary to high risk population. The combination of tafasitamab, lenalidomide and R-CHOP had an acceptable and manageable safety profile. These results supported further investigation of the tafasitamab plus lenalidomide combination in the frontMIND study.
On April 19, 2021, MorphoSys and Incyte announced that the first patient had been dosed in the phase 3 inMIND study. The inMIND study evaluates whether tafasitamab and lenalidomide as an add-on to rituximab provides improved clinical benefit compared with lenalidomide alone as an add-on to rituximab in patients with r/r follicular lymphoma (FL) or r/r marginal zone lymphoma (MZL). The study is expected to enroll over 600 adult patients. Topline data from the inMIND trial are expected in the second half of 2023.

MorphoSys – III/2022

10	Group Interim Statement
The topMIND trial was initiated in late 2021 and is sponsored by Incyte. It evaluates whether tafasitamab and parsaclisib can be safely combined at the recommended phase 2 dose and dosing regimen that was established for each of the two compounds as a treatment option for adult participants with r/r B-cell malignancies. The primary outcomes will be the number of Treatment Emergent Adverse Events (TEAEs) and incidence of dose-limiting toxicities. Key secondary objectives include ORR and various PK measures. In August 2022, Incyte has decided to not continue the development of this combination therapy in NHL/CLL due to emerging additional regulatory requirements and the changing treatment landscape in these therapeutic areas.
In May 2022, Xencor started a Phase 2 combination study of the CD3xCD20 bispecific antibody plamotamab in combination with tafasitamab and lenalidomide in patients with relapsed or refractory DLBCL.
On June 13, 2022, Pfizer, Incyte and MorphoSys announced a clinical trial collaboration and supply agreement to investigate the immunotherapeutic combination of Pfizer’s TTI-622, a novel SIRPα-Fc fusion protein, and Monjuvi (tafasitamab-cxix) plus lenalidomide in patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL) who are not eligible for autologous stem cell transplantation (ASCT). Preclinical data by MorphoSys have shown a strong synergy of Monjuvi and anti-CD47 antibodies in in vitro and in vivo lymphoma models, providing scientific rationale for investigating this combination in clinical trials. Under the terms of the agreement, Pfizer will initiate a multicenter, international Phase 1b/2 study of TTI-622 with Monjuvi and lenalidomide. MorphoSys and Incyte will provide Monjuvi for the study. The study will be sponsored and funded by Pfizer and is planned to be conducted in North America, Europe and Asia-Pacific.
Studies of Pelabresib
Pelabresib is currently investigated in two clinical trials for the treatment of myelofibrosis (MF), the phase 2 MANIFEST trial and the phase 3 MANIFEST-2 trial.
MANIFEST is a global, multicenter, open-label, phase 2 study that evaluates pelabresib as monotherapy or in combination with ruxolitinib, the current standard of care. In Arm 3 of this study, pelabresib is being evaluated in combination with ruxolitinib, in JAK-inhibitor-naïve MF patients, with a primary endpoint of the proportion of patients with a ≥35% spleen volume reduction from baseline (SVR35) after 24 weeks of treatment. Pelabresib is also being evaluated in a second-line setting (2L) either as a monotherapy in patients who are resistant to, intolerant of, or ineligible for ruxolitinib and no longer on the drug (Arm 1), or as add-on therapy to ruxolitinib in patients with a sub-optimal response to ruxolitinib or MF progression (Arm 2). Patients in Arms 1 and 2 are being stratified based on transfusion-dependent (TD) status. The primary endpoint for the patients in cohorts 1A and 2A, who were TD at baseline, is conversion to transfusion independence for 12 consecutive weeks. The primary endpoint for patients in cohorts 1B and 2B, who were not TD at baseline, is the proportion of patients with a SVR35 after 24 weeks of treatment.
In December 2021, updated data from MANIFEST were presented at the ASH Annual Meeting. As of September 10, 2021, the data cutoff, a total of 84 JAK inhibitor-naïve patients had been enrolled in Arm 3 and received the combination. Based on the interim data, 68% (n=57) of patients treated with the combination achieved an SVR35 response at week 24 and 60% (n=47) had SVR35 response at week 48. Most patients also saw their symptoms reduced, with 56% (n = 46) achieving TSS50 from baseline at week 24. At the time of the data cutoff, 53 patients (63% of the 84 patients) were still on treatment. No new safety signals were identified in the study. The most common hematologic adverse events were thrombocytopenia (12%, grade 3/4) and anemia (34%, grade 3/4). Non-hematological events included dyspnea (5%, grade 3) and respiratory tract infections (8%, grade 3/4).

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Group Interim Statement	11
Additional data from Arm 1 of the ongoing MANIFEST trial were also presented in an oral presentation at the 2021 ASH Annual Meeting: pelabresib is being evaluated as a monotherapy in patients with advanced MF who are ineligible to receive, intolerant of, or refractory to JAK inhibitors, a population with very limited therapeutic options. Patients were divided into two cohorts, TD and non-TD. For the TD cohort, the primary endpoint was conversion to transfusion independence for 12 consecutive weeks. In the non-TD cohort, the primary endpoint was SVR35 at week 24. At week 24, 11% (n = 7) of patients reached SVR35. In addition, 31% of patients had a spleen volume reduction of 25% or more (n = 20) at week 24. Across all cohorts, 28% (n = 18) of patients achieved TSS50. No new safety signals were identified in the study. The most common hematologic adverse events were thrombocytopenia (23%, grade 3/4) and anemia (15%, grade 3). Non-hematological events included diarrhea (6%, grade 3) and respiratory tract infections (5%, grade 3).
Additionally, analyses from an exploratory endpoint presented at ASH 2021 showed a reduction of megakaryocyte clustering in bone marrow and correlation with spleen volume reduction. Megakaryocytes are the cells in the bone marrow responsible for making platelets, and the clustering of these cells are one of the signs of myelofibrosis. The exploratory data, which require further evaluation and confirmation, suggest the potential pelabresib may have in changing the course of myelofibrosis treatment, if approved.
In June 2022, MorphoSys presented data from multiple analyses of the ongoing MANIFEST study during oral and poster sessions at the European Hematology Association 2022 (EHA 2022) Hybrid Congress. A study was presented in an oral session that analyzed cells derived from blood of patients who enrolled in the MANIFEST trial and from healthy volunteers. The findings indicated that pelabresib alone or in combination with the JAK inhibitor ruxolitinib may have the potential to improve the typical imbalance in the two white blood cell populations, the myeloid and lymphoid cells, and help restore normal blood cell development. These improvements also correlated with decreases in spleen volume, a key clinical measure of treatment success. Additionally, pelabresib alone or in combination decreased pro-inflammatory and pro-fibrotic signaling in monocytes, suggested a potential attenuation of disease processes.
A second oral presentation highlighted positive interim data from the MANIFEST trial regarding the safety and efficacy of pelabresib in combination with ruxolitinib in patients who were not previously treated with a JAK inhibitor and in those with suboptimal response to ruxolitinib. The findings showed that the combination led to reductions in spleen volume and symptom burden, with disease-modifying activity as measured by reduced levels of pro-inflammatory cytokines and improved bone marrow morphology. Over two-thirds (68%; n=57) of JAK inhibitor-naïve patients treated with the combination achieved at least a 35% reduction in spleen volume (SVR35) from baseline at week 24. Notably, 80% of patients achieved SVR35 at any time on study. Most patients also saw their symptoms reduced, with 56% (n=46) achieving at least a 50% reduction in total symptom score (TSS50) from baseline at week 24. No new safety signals were identified in the study. The most common hematologic adverse events were thrombocytopenia (12%, grade 3/4) and anemia (34%, grade 3/4). Non-hematological events included dyspnea (5%, grade 3) and respiratory tract infections (8%, grade 3/4).
In a poster presentation at EHA 2022, matching-adjusted indirect comparisons were used to compare findings for the combination of pelabresib plus ruxolitinib in treatment-naïve patients with intermediate- or high-risk disease in one arm of the MANIFEST trial with findings from historical clinical trials examining the use of JAK inhibitor monotherapy in myelofibrosis. Adjusting for cross-trial differences, the estimated response rate ratios favored the pelabresib combination over ruxolitinib, fedratinib or momelotinib monotherapy for SVR35 and for TSS50, suggesting improved efficacy versus the JAK inhibitors alone.

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12	Group Interim Statement
On November 3, 2022, MorphoSys announced that two oral presentations, one poster and one publication on data from the investigational BET inhibitor pelabresib from the ongoing phase 2 study MANIFEST have been accepted for the upcoming American Society of Hematology Annual Meeting and Exposition (ASH) from December 10-13, 2022 in New Orleans, Louisiana, USA. Highlights of these four contributions include the oral presentation on results from the ongoing Phase 2 MANIFEST study evaluating clinical benefit and biomarker changes, indicating potential disease modification following treatment with pelabresib as monotherapy or in combination with ruxolitinib in patients with myelofibrosis. Another oral presentation shows data from the ongoing Phase 2 MANIFEST study highlighting the durability of response and safety beyond 24 weeks for pelabresib in combination with ruxolitinib in JAK inhibitor-naïve patients with myelofibrosis.
MANIFEST‑2, a global, double-blinded, randomized phase 3 clinical study, is evaluating pelabresib plus ruxolitinib versus placebo plus ruxolitinib in JAK-inhibitor-naïve patients with primary MF or post-essential thrombocythemia (post-ET) or post-polycythemia vera (post-PV) MF who have splenomegaly and symptoms requiring therapy. Since the acquisition of Constellation, MorphoSys has adapted the study’s design by increasing the number of trial participants to 400 patients. Measures have also been taken to improve the speed of enrollment, including adding new contract research organizations (CROs), improving the interaction with investigators, and expanding the number of countries and sites, as well as other measures. With these activities in place, MorphoSys expects to report primary analysis data from this study in the first half of 2024.
Study of Tulmimetostat (CPI-0209)
Patient enrollment in a phase 1/2 clinical trial of tulmimetostat is ongoing. The phase 1 portion of the trial evaluated tulmimetostat as a monotherapy in patients with advanced solid tumors or lymphomas. After determining the recommended phase 2 dose of 350 mg (oral, once-daily), patients are currently being dosed in the phase 2 expansion cohorts in selected tumor indications (urothelial carcinoma or other ARID1A mutant advanced/metastatic solid tumors), ovarian clear cell carcinoma (ARID1A mutant), endometrial carcinoma (ARID1A mutant), lymphoma, mesothelioma with BAP1 loss and metastatic castration resistant prostate cancer.
On October 27, 2022, MorphoSys announced preliminary results from the ongoing Phase 1/2 study of the investigational EZH2 inhibitor tulmimetostat monotherapy in heavily pretreated patients with advanced cancers showing responses or disease stabilization in five cohorts with evaluable patients. The data were presented during poster sessions at the 34th Symposium on Molecular Targets and Cancer Therapeutics hosted by the European Organisation for Research and Treatment of Cancer (EORTC), the National Cancer Institute (NCI) and the American Association for Cancer Research (AACR) in Barcelona, Spain.
At data cutoff (July 16, 2022), 51 of 52 patients enrolled in the Phase 2 expansion phase of the trial had received at least one dose of tulmimetostat in the following cohorts: metastatic castration-resistant prostate cancer, lymphoma, BAP1-mutated mesothelioma, ARID1A-mutated ovarian clear cell carcinoma, ARID1A-mutated endometrial carcinoma and ARID1A-mutated urothelial and other metastatic solid tumors. At trial entry, 68% of patients had been treated with at least three prior lines of therapy. Patients received oral tulmimetostat 350 mg once daily. Of the 10 evaluable patients with ovarian clear cell carcinoma, four had a partial response and three had stable disease. Of the eight evaluable patients with metastatic castration-resistant prostate cancer, five had stable disease. Of the four evaluable patients with endometrial carcinoma, two had partial responses, one of whom later achieved a complete response after data cutoff, and two had stable disease. Two of the three evaluable patients with peripheral T-cell lymphoma had complete responses. For the nine evaluable patients with mesothelioma, there were two partial responses and four disease stabilizations. The safety profile of tulmimetostat was consistent with the mechanism of action of EZH2 inhibition. The most frequent treatment-emergent adverse events (AEs) determined to be possibly related to

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Group Interim Statement	13
tulmimetostat included thrombocytopenia (47.1%), diarrhea (37.3%), nausea (29.4%), anemia (27.5%), fatigue (25.5%), neutropenia (17.6%), dysgeusia (17.6%), alopecia (15.7%) and vomiting (15.7%). Treatment-emergent AEs led to dose reductions in 16 patients (31.4%) and to dose interruptions in 33 patients (64.7%). Seven patients (13.7%) discontinued treatment due to AEs.
Also presented were updated results from the Phase 1 dose-escalation portion of the trial, in which 41 patients were treated with oral tulmimetostat ranging from 50 mg to 375 mg daily. At study entry, 15 patients had ARID1A alterations across multiple tumor types, and all patients with mesothelioma had BAP1 alterations. One dose-limiting toxicity of grade 4 thrombocytopenia was observed, which occurred at the highest dose. The disease control rate (complete and partial responses + disease stabilizations) at 375 mg was 66.7%. Disease control was noted across doses except at 137.5 mg. Three of six patients in the 100 mg cohort had disease stabilization. Of the seven patients in the 225 mg cohort, four had disease stabilization and one with BAP-1 mutated mesothelioma had a partial response. Another partial response was noted in ARID1A-mutated endometrial carcinoma at 375 mg. These initial results support patient selection based on ARID1A and BAP1 in the ongoing Phase 2 expansion study.
Clinical Development Through Partners
Studies of Gantenerumab
In June 2018, Roche initiated a phase 3 development program for patients with Alzheimer’s disease. The program consisted of two phase 3 trials – GRADUATE 1 and GRADUATE 2 – which were expected to enroll more than 2,000 patients in up to 350 study centers in more than 30 countries worldwide. The two multicenter, randomized, double-blinded, placebo-controlled studies investigated the efficacy and safety of gantenerumab in patients with early (prodromal to mild) Alzheimer’s disease. The primary endpoint for both studies was the assessment of the signs and symptoms of dementia, measured as the clinical dementia rating sum of boxes (CDR-SOB) score. Patients received a significantly higher dose of gantenerumab than in Roche’s previous trials as a subcutaneous injection. On November 14, 2022, MorphoSys's license partner Roche disclosed that the GRADUATE studies with gantenerumab in early Alzheimer's disease did not meet the primary endpoint of slowing clinical decline.
In March 2022, Roche also initiated a new Phase III Alzheimer’s disease prevention trial (SKYLINE) with gantenerumab. SKYLINE, a secondary prevention trial, aims to evaluate the potential of gantenerumab to slow disease progression in people with the earliest biological signs of Alzheimer’s disease. Roche stopped all gantenerumab studies in participants with early Alzheimer's disease and pausing enrollment activities and dosing in the SKYLINE study.
Studies of Otilimab
Otilimab (MOR103/GSK3196165), a fully human HuCAL-IgG1 antibody directed against GM-CSF, was fully out-licensed to GSK in 2013. In mid‑2019, GSK announced the initiation of a phase 3 program in rheumatoid arthritis (RA) called ContRAst. The program includes three pivotal studies and a long-term extension study and is evaluating the antibody in patients with moderate to severe RA. On October 27, 2022, MorphoSys’ Partner GSK provided an update on the ContRAst phase 3 program for otilimab. ContRAst-1 and ContRAst-2 met their primary endpoints of a statistically significant ACR20 (American College of Rheumatology criteria) response versus placebo at week 12 in patients with inadequate response to methotrexate (ContRAst-1) and conventional synthetic or biologic disease modifying antirheumatic drugs (DMARDs) (ContRAst-2). Data from ContRAst-3, the third trial in the program, did not demonstrate statistical significance on the primary endpoint of ACR20 response versus placebo at week 12 in patients with inadequate response to biologic DMARDs and/or Janus Kinase inhibitors. According to GSK, assessment of efficacy and safety data from the ContRAst program is ongoing, however the limited efficacy demonstrated does not support a suitable benefit/

MorphoSys – III/2022

14	Group Interim Statement
risk profile for otilimab as a potential treatment to transform patient care for this difficult-to-treat population of RA patients. As a result, GSK has decided not to progress with regulatory submissions. GSK is planning to submit full results from the ContRAst phase III program for publication in 2023.
Studies of Ianalumab
Ianalumab is currently being investigated by Novartis in phase 3 clinical development in Sjögren’s and Systemic Lupus Erythematosus (SLE).
Study of Abelacimab
Abelacimab (MAA868) is currently being investigated by Anthos Therapeutics in two complimentary phase 3 clinical studies in cancer associated thrombosis (CAT) for the prevention of venous thromboembolism (VTE).
Study of Setrusumab
Setrusumab is currently being investigated by Ultragenyx and Mereo Biopharma in a phase 2/3 clinical study for the treatment of osteogenesis imperfecta.
Studies of Felzartamab
On June 14, 2022, MorphoSys and Human Immunology Biosciences (HI-Bio) entered into a license agreement to allow HI-Bio to develop and commercialize felzartamab across all indications worldwide, with the exception of Greater China. HI-Bio has full responsibility for future development of felzartamab and MorphoSys will transfer the development candidate and the clinical studies over to HI-Bio.
In October 2019, MorphoSys initiated a phase 1/2 trial in anti-PLA2R antibody positive MN. The proof-of-concept trial called M-PLACE is an open-label, multicenter trial primarily assessing the safety and tolerability of felzartamab. On November 4, 2021, MorphoSys presented interim results from M-PLACE at the 2021 Annual Meeting of the American Society of Nephrology (ASN). The study included 31 patients with primarily medium or high levels of anti-PLA2R antibody titers at baseline and/or patients who were refractory to previous treatments. Of the 27 treated patients with evaluable results, 24 showed an initial rapid reduction of anti-PLA2R antibody levels one week after the first treatment. After 12 weeks of treatment, most patients showed a substantial reduction in autoantibody titer. The observed titer reduction was independent of cohort and suggests successful depletion of CD38-positive plasma cells. The safety profile was consistent with the proposed mechanism of action of felzartamab. An early assessment of urine protein: creatinine ratio (UPCR) results at six months of treatment showed a decrease in six of ten patients, with four patients having a decrease of more than 50% from baseline. The first patient who had reached the 12-month time point showed a complete immunologic response and a partial clinical response.
In November 2021, MorphoSys reported that the M-PLACE trial was fully enrolled.
In February 2021, the first patient was dosed in the New-PLACE study, a multicenter, open label phase 2 trial designed to assess efficacy, safety at different treatment schedules for a pivotal study in patients with anti-PLA2R antibody positive MN. Enrollment in this study was completed at the end of 2021.
In October 2021, the first patient was dosed in the phase 2 IGNAZ trial evaluating felzartamab in patients with IgAN. This multicenter, randomized, double-blind, parallel-group, placebo-controlled trial is planned to enroll approximately 48 patients and is designed to assess the efficacy, safety and pharmacokinetics (PK)/pharmacodynamics (PD) of felzartamab in patients with IgAN. The primary objective of this study is to evaluate the efficacy of felzartamab compared to placebo. The primary endpoint is the relative change in

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Group Interim Statement	15
UPCR and will be assessed for each patient nine months after treatment initiation. Study sites are located in Europe, North America and Asia-Pacific, excluding Greater China.
Studies of Felzartamab (MOR202/TJ202) performed by I-Mab
In November of 2017, MorphoSys and I-Mab signed a regional license agreement for the development and commercialization of MOR202/TJ202 in mainland China, Hong Kong, Taiwan and Macau. Under this agreement, I-Mab received exclusive rights in the agreed regions.
I-Mab is conducting a phase 3 clinical trial in Greater China to evaluate felzartamab in combination with lenalidomide plus dexamethasone as a second line therapy in patients with r/r MM. This study is a randomized, open-label, parallel-controlled, multi-center study to evaluate the efficacy and safety of the combination of felzartamab, lenalidomide and dexamethasone versus the combination of lenalidomide and dexamethasone in patients with r/r MM who have received at least one prior line of treatment. The study was initiated in April 2019 at sites in Taiwan and started in mainland China in April 2020 as part of a coordinated effort to accelerate the study. In October 2021, I-Mab announced that patient enrollment in this pivotal phase 3 trial has been completed. I-Mab has completed the single arm registrational trial with felzartamab and dexamethasone as a third line therapy in patients with r/r MM and announced that topline data met the preset primary and secondary endpoints.
Studies of MOR210/TJ210/HIB210
In November 2018, MorphoSys announced that it had entered into an exclusive strategic collaboration and regional license agreement with I-Mab for exclusive rights to develop and commercialize MOR210/TJ210 in mainland China, Hong Kong, Macau, Taiwan and South Korea.
On January 25, 2021, MorphoSys and I-Mab announced the dosing of the first patient in the U.S. in a phase 1 dose-finding study evaluating the safety, tolerability, PK and PD of MOR210/TJ210 as monotherapy in patients with r/r advanced solid tumors. The phase 1 clinical trial is an open-label, multiple-dose group, dose-finding study in various centers across the U.S.
MOR210/HIB210 will also be developed further clinically by Human Immunology Biosciences (HI-Bio), as announced on June 14, 2022. HI-Bio has obtained exclusive worldwide rights to develop and commercialize MOR210/HIB210 across all indications worldwide, with the exception of Greater China and South Korea.
COVID-19 Pandemic
As already explained in more detail in the 2021 Annual Report, MorphoSys considers the impact of the global COVID‑19 pandemic on healthcare systems and society worldwide, as well as the resulting potential impact on preclinical and clinical programs, specifically clinical trials. MorphoSys continues to monitor the development of the global COVID-19 pandemic in order to decide on necessary measures to protect employees and patients on a case-by-case basis, if necessary.
Human Resources
On September 30, 2022, the MorphoSys Group had 627 employees (December 31, 2021: 732). During the first nine months of 2022, the MorphoSys Group employed an average of 651 people (9M 2021: 646).

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16	Group Interim Statement
On August 31, 2022, MorphoSys announced the appointment of Tim Demuth, M.D., Ph.D., as new Chief Research and Development Officer, as Malte Peters, M.D., has decided to retire at the end of 2022. Tim Demuth has more than 20 years of broad leadership experience in drug development, with a focus in oncology. Tim Demuth started in his new role on October 1, 2022. He reports to MorphoSys’ CEO, Jean-Paul Kress, M.D., and is a member of the company’s Executive Committee.

Financial Analysis
By virtue of MorphoSys’ business model, the COVID-19 pandemic has had limited impact on MorphoSys’ net assets and financial position in the first nine months of 2022. The COVID-19 pandemic, however, has had a negative impact on the results of operations in the first nine months of 2022, specifically on lower than expected sales of Monjuvi®. There have been no material asset impairments that have been recognized in connection with COVID-19.
The significant decrease in the EUR/USD average exchange rate compared to the same period last year negatively impacted the MorphoSys Group's consolidated net loss, as expenses recorded in USD exceeded revenues recorded in USD.
The effects of the war in Ukraine on the business activities of the MorphoSys Group are monitored by the Management Board on an ongoing basis. Planned research and development activities have been adapted to minimize the potential impact the war could have. Currently, there are no material negative effects that have an impact on the Group's net assets, financial position and results of operations.
The development of the equity position of the parent company MorphoSys AG (including the assessment with regard to the provision of section 92 German Stock Corporation Act) as well as of the Group is closely monitored by the Management Board. At the time of this report, the Management Board is not aware of any imminent risks that could affect the company as a going concern.
MorphoSys reports the key financial figures – Monjuvi U.S. net product sales, gross margin of Monjuvi U.S. net product sales, research and development expenses as well as combined expenses for selling and general and administration – relevant for internal management purposes in quarterly statements. Their presentation is supplemented accordingly if other areas of the statement of profit or loss or balance sheet are affected by material business transactions during the quarter.
Revenues
Group revenues amounted to € 196.7 million (9M 2021: € 126.7 million). This increase resulted mainly from higher revenues from licenses due to the out-licensing agreements with HI-Bio. Group revenues included revenues of € 60.2 million (9M 2021: € 46.4 million) from the recognition of Monjuvi U.S. net product sales.
Success-based payments including royalties accounted for 38% or € 74.0 million (9M 2021: 47% or € 60.2 million) of total revenues. On a regional basis, MorphoSys generated 97% or € 189.9 million of its commercial revenues from product sales and with biotechnology and pharmaceutical companies in North

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Group Interim Statement	17
America and 3% or € 6.7 million from customers primarily located in Europe and Asia. In the same period last year, these percentages were 83% (€ 105.1 million) and 17% (€ 21.5 million), respectively. 67% of the Group's revenues were generated with customers Janssen, HI-Bio and Incyte (9M 2021: 59% with Janssen, Incyte and GSK).
Cost of Sales
Cost of sales in the first nine months of 2022 amounted to € 33.2 million (9M 2021: € 22.7 million) and consisted primarily of expenses related to services provided for the transfer of projects to customers as well as acquisition and production costs of inventories recognized as an expense, mainly for Monjuvi and Minjuvi. The gross margin of Monjuvi U.S. net product sales amounted to 80% (9M 2021: 82%).
Operating Expenses
Research and Development Expenses
Research and development expenses amounted to € 203.8 million in the first nine months of 2022 (9M 2021: € 138.2 million). The increase mainly resulted from the inclusion of research and development expenses of Constellation whose research activities are included in the MorphoSys consolidated financial statements since the third quarter of 2021. Expenses in this area consisted primarily of expenses for external laboratory services of € 133.6 million (9M 2021: € 79.0 million) and personnel expenses of € 52.0 million (9M 2021: € 42.2 million).
Combined Expenses for Selling and General and Administration
The combined expenses for selling and general and administration amounted to € 112.0 million in the first nine months of 2022 (9M 2021: € 149.1 million). This sum consisted mainly of personnel expenses of € 60.8 million (9M 2021: € 72.5 million) and expenses for external services of € 38.7 million (9M 2021: € 65.2 million).
Selling expenses amounted to € 69.4 million in the first nine months of 2022 (9M 2021: € 89.0 million). This item consisted mainly of personnel expenses of € 36.6 million (9M 2021: € 47.4 million) and expenses for external services of € 26.8 million (9M 2021: € 36.9 million) and decreased due to streamlining and focusing of selling efforts. Selling expenses also included all of the expenses for services provided by Incyte as part of the joint U.S. marketing activities for Monjuvi. .
In comparison to the same period of the previous year, general and administrative expenses decreased to € 42.6 million (9M 2021: € 60.1 million). This line item mainly comprised personnel expenses amounting to € 24.2 million (9M 2021: € 25.2 million) and expenses for external services of € 11.9 million (9M 2021: € 28.3 million). The major driver for this decline were one-time transaction-related costs for the Constellation acquisition in 2021.
Finance Income / Finance Expenses
Finance income totaled € 87.1 million in the first nine months of 2022 (9M 2021: € 99.3 million) and resulted from the measurement of financial assets from collaborations in the amount of € 48.6 million (9M 2021: € 83.4 million). This included effects from the deviations between planning assumptions and actual figures

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18	Group Interim Statement
and fair value measurement. Also included was finance income from the investment of cash and cash equivalents and corresponding currency translation gains from investing of funds in the amount of € 25.5 million (9M 2021: € 15.9 million).
Finance expenses totaled € 415.4 million in the first nine months of 2022 (9M 2021: € 92.4 million). This increase was mainly due to the measurement effects from financial liabilities from future payments to Royalty Pharma of € 285.5 million (9M 2021: € (31,906)) resulting from deviations between planning assumptions and actual figures, foreign currency effects and the application of the effective interest method. Furthermore, the finance expense effects from financial liabilities from collaborations of € 104.9 million (9M 2021: € 43.7 million), specifically from the foreign currency valuation as well as the application of the effective interest method, contributed to the increase. Also included are finance expenses from the investment of cash and cash equivalents and foreign currency translation losses from financing activities in the amount of € 13.2 million (9M 2021: € 1.7 million). Furthermore, interest expenses on the convertible bond issued in 2020 were included in the amount of € 9.3 million (9M 2021: € 9.0 million).
Income Taxes
In the first nine months of 2022, the Group recorded a deferred income tax benefit of € 4.1 million (9M 2021: tax benefits of € 42.2 million). In the first nine months of 2021, tax benefits consisted of current tax expenses of € 18.8 million and deferred tax income of € 61.0 million. For MorphoSys AG, in contrary to the first nine months of 2021, no additional deferred taxes on current tax losses and temporary differences were capitalized in the first nine months of 2022. The effective group tax rate for the first nine months of 2022 is 0.9% (9M 2021: 24.0%). The change mainly resulted from the non-recognition of deferred tax assets at MorphoSys AG offset by the additional capitalization of deferred taxes for the US legal entities since the future offsetting of deferred tax assets against deferred tax liabilities and the associated recoverability assessment changed due to the current tax result.
Cash and Investments
On September 30, 2022, the Group had cash and investments of € 1,038.1 million, compared to € 976.9 million on December 31, 2021.
Cash and investments are presented in the balance sheet items "Cash and Cash Equivalents" and "Other Financial Assets".
The increase in cash and investments resulted mainly from proceeds from Royalty Pharma through issuance of the development funding bond partially offset by financing operating activities in the first nine months of 2022.

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Group Interim Statement	19
Subsequent Events
On October 1, 2022, MorphoSys issued a further cash-settled share-based compensation program (performance share unit program - PSU program) for certain employees of the Company (beneficiaries). In addition, as of October 1, 2022, a new restricted stock unit plan (RSUP October 2022) was established for certain employees of MorphoSys US Inc. and Constellation (beneficiaries).
MorphoSys updated its financial guidance for 2022 financial year on October 21, 2022. For details refer to the section "Financial Guidance".
On October 27, 2022, MorphoSys license partner GlaxoSmithKline (GSK) gave an update on its ContRAst phase III program for otilimab. GSK decided not to progress with regulatory submissions for this program. As a consequence, MorphoSys no longer expects any future milestones or royalties for otilimab. As this information was only made available to MorphoSys after September 30, 2022, this is to be treated as a non-adjusting event for the third quarter financial statements. MorphoSys is obligated to pass on 80% of future royalties as well as 100% of future milestone payments for otilimab to Royalty Pharma. These future obligations are accounted for in the balance sheet item "Financial Liability from Future Payments to Royalty Pharma". Hence, MorphoSys will partially release this financial liability in the fourth quarter of 2022, resulting in a financial result (income) of € 169.6 million. The tax effects are currently being analyzed and a final assessment has not been made at the time of publication.
On November 14, 2022, MorphoSys's licensing partner Roche provided an update on its GRADUATE I and II studies for gantenerumab. Roche announced that the studies did not meet their primary endpoint. As a result, MorphoSys no longer expects future milestones or royalties for gantenerumab. As this information was not provided to MorphoSys until after September 30, 2022, this is to be treated as a non-adjusting event for the third quarter financial statements. MorphoSys is obligated to pass on 60% of the future royalties for gantenerumab to Royalty Pharma. These future obligations are reported in the balance sheet item "Financial liabilities from future payments to Royalty Pharma". Therefore, MorphoSys will partially reverse this financial liability in the fourth quarter of 2022, resulting in a financial result (income) of € 48.2 million. The tax effects are currently being analyzed and a final assessment has not been made at the time of publication.

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20	Group Interim Statement
Financial Guidance
MorphoSys' most recent financial guidance for the 2022 financial year was updated on October 21, 2022. The Group now expects Monjuvi’s U.S. net product sales to be approximately US$ 90 million (previously: US$ 90 million to US$ 110 million), accompanied by a gross margin of 75% to 80%. This revenue guidance does not include royalty income, milestone payments or other revenues from partners as these revenue sources are not under our direct control. Tremfya royalties will continue to be recorded as revenue without any cost of sales in MorphoSys’ statement of profit or loss. Royalty revenues for the sales of Tremfya will be transferred to Royalty Pharma and will therefore not result in any cash inflow for MorphoSys. MorphoSys expects to receive royalties for Minjuvi sales outside the U.S., but does not provide a prognosis for this royalty stream as MorphoSys does not receive a sales forecast from its partner Incyte.
In 2022, the Group expects R&D expenses to range from € 275 million to € 300 million. R&D expenses primarily represent our investments in the development of tafasitamab, pelabresib, felzartamab and tulmimetostat (CPI-0209). The expected expenses for felzartamab are reimbursed by HI-Bio since the compound was out-licensed and are therefore not part of the R&D expenses in the second half of 2022. R&D expenses are expected to increase compared to the prior year predominantly due to investment in three late-stage studies. This increase is partly offset by the consolidation of research activities across the company and the license agreement for felzartamab to HI-Bio on executed on June 14, 2022. SG&A, including Incyte’s share of Monjuvi’s selling costs, are expected to range from € 150 million to € 165 million.
This guidance is subject to a number of uncertainties, including the potential for variability from Monjuvi, potential impacts of the conflict between Russia and Ukraine as well as the ongoing COVID-19 pandemic and its impact on the business of MorphoSys and on that of partners.

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Group Interim Statement	21
Consolidated Statement of Profit or Loss (IFRS) – (unaudited)

in €	Q3 2022	Q3 2021	9M 2022	9M 2021

Product Sales	21,916,584	18,566,277	60,245,017	46,361,267
Royalties	29,749,126	17,045,973	70,791,498	42,419,166
Licenses, Milestones and Other	44,093,323	5,632,496	65,630,597	37,887,922
Revenues	95,759,033	41,244,746	196,667,112	126,668,355
Cost of Sales	(8,078,100)	(7,482,218)	(33,212,524)	(22,666,511)
Gross Profit	87,680,933	33,762,528	163,454,588	104,001,844
Operating Expenses
Research and Development	(77,832,741)	(64,374,880)	(203,797,637)	(138,198,796)
Selling	(23,506,797)	(32,373,724)	(69,400,048)	(89,000,772)
General and Administrative	(15,618,465)	(19,373,224)	(42,596,704)	(60,124,309)
Total Operating Expenses	(116,958,003)	(116,121,828)	(315,794,389)	(287,323,877)
Operating Profit / (Loss)	(29,277,070)	(82,359,300)	(152,339,801)	(183,322,033)
Other Income	10,615,167	1,969,685	19,780,836	4,808,153
Other Expenses	(7,501,781)	(1,212,240)	(22,993,069)	(4,621,373)
Finance Income	70,342,803	(17,002,288)	87,070,621	99,306,578
Finance Expenses	(167,462,657)	(55,666,099)	(415,425,692)	(92,429,802)
Income from Reversals of Impairment Losses / (Impairment Losses) on Financial Assets	620,000	265,000	(420,000)	550,000
Share of Loss of Associates accounted for using the Equity Method	(313,536)	0	(313,536)	0
Income Tax Benefit / (Expenses)	111,905	41,233,269	4,133,695	42,222,480
Consolidated Net Profit / (Loss)	(122,865,169)	(112,771,973)	(480,506,946)	(133,485,997)
Earnings per Share, Basic and Diluted (in €)	(3.60)	(3.30)	(14.07)	(4.03)
Earnings per Share, Basic	0.00	—	—	—
Earnings per Share, Diluted	0.00	—	—	—
Shares Used in Computing Earnings per Share, Basic and Diluted	34,154,811	34,133,239	34,152,241	33,151,858
Shares Used in Computing Earnings per Share, Basic	—	—	—	—
Shares Used in Computing Earnings per Share, Diluted	—	—	—	—

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22	Group Interim Statement
Consolidated Balance Sheet (IFRS) – (unaudited)

in €	09/30/2022	12/31/2021

ASSETS
Current Assets
Cash and Cash Equivalents	457,140,192	123,248,256
Other Financial Assets	580,923,798	853,686,102
Accounts Receivable	94,043,215	75,911,054
Financial Assets from Collaborations	6,415,764	16,729,924
Income Tax Receivables	1,351,404	1,089,078
Other Receivables	12,713,123	2,226,912
Inventories	29,132,877	20,755,187
Prepaid Expenses and Other Assets	57,221,768	39,323,437
Total Current Assets	1,238,942,141	1,132,969,950
Non-Current Assets
Property, Plant and Equipment	6,536,799	7,106,783
Right-of-Use Assets	42,419,579	42,485,275
Intangible Assets	965,353,101	838,322,389
Goodwill	389,637,066	335,574,009
Investment in Associates	9,183,930	0
Deferred Tax Asset	186,545,176	186,545,176
Prepaid Expenses and Other Assets	10,354,961	13,250,634
Total Non-Current Assets	1,610,030,612	1,423,284,266
Total Assets	2,848,972,753	2,556,254,216

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Group Interim Statement	23

in €	09/30/2022	12/31/2021

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts Payable and Accruals	196,622,059	188,077,185
Lease Liabilities	3,605,999	3,238,111
Tax Liabilities	394,966	528,217
Provisions	1,700,000	2,549,397
Contract Liability	639,810	223,862
Bonds	2,031,250	422,945
Financial Liabilities from Collaborations	5,921,469	1,097,295
Financial Liabilities from Future Payments to Royalty Pharma	118,978,063	88,401,374
Total Current Liabilities	329,893,616	284,538,386
Non-Current Liabilities
Lease Liabilities	39,503,503	39,345,777
Provisions	3,356,295	1,576,379
Contract Liability	0	28,731
Deferred Tax Liability	21,128,475	22,065,419
Bonds	289,470,845	282,784,505
Financial Liabilities from Collaborations	573,974,135	513,264,290
Financial Liabilities from Future Payments to Royalty Pharma	1,677,813,779	1,167,774,786
Total Non-Current Liabilities	2,605,247,032	2,026,839,887
Total Liabilities	2,935,140,648	2,311,378,273

Stockholders’ Equity
Common Stock	34,231,943	34,231,943
Treasury Stock (71,270 and 83,154 shares for 2022 and 2021, respectively), at Cost	(2,645,821)	(3,085,054)
Additional Paid-in Capital	834,488,305	833,320,689
Other Comprehensive Income Reserve	200,613,850	52,757,591
Accumulated Deficit	(1,152,856,172)	(672,349,226)
Total Stockholders’ Equity	(86,167,895)	244,875,943
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	2,848,972,753	2,556,254,216

MorphoSys – III/2022

24	Group Interim Statement
Consolidated Statement of Changes in Stockholders’ Equity (IFRS) – (unaudited)

	Common Stock
	Shares	€

Balance as of January 1, 2021	32,890,046	32,890,046
Capital Increase, Net of Issuance Cost	1,337,552	1,337,552
Expenses through Share-based Payment Transactions and Issue of Convertible Instruments	0	0
Exercise of Stock Options Issued	4,345	4,345
Transfer of Treasury Stock for Long-Term Incentive Programs	0	0
Reserves:
Foreign Currency Translation Differences from Consolidation	0	0
Consolidated Net Loss	0	0
Total Comprehensive Income	0	0
Balance as of September 30, 2021	34,231,943	34,231,943
Balance as of January 1, 2022	34,231,943	34,231,943
Expenses through Share-based Payment Transactions and Issue of Convertible Instruments	0	0
Reserves:
Foreign Currency Translation Differences from Consolidation	0	0
Consolidated Net Loss	0	0
Total Comprehensive Income	0	0
Balance as of September 30, 2022	34,231,943	34,231,943

MorphoSys – III/2022

Group Interim Statement	25

Treasury Stock		Additional Paid-in Capital	Other Comprehensive Income Reserve	Accumulated Deficit	Total Stockholders' Equity
Shares	€	€	€	€	€

131,414	(4,868,744)	748,978,506	2,211,419	(157,889,210)	621,322,017
0	0	83,321,053	0	0	84,658,605
0	0	1,544,724	0	0	1,544,724
0	0	236,889	0	0	241,234
(40,496)	1,496,733	(1,496,733)	0	0	0

0	0	0	22,969,415	0	22,969,415
0	0	0	0	(133,485,997)	(133,485,997)
0	0	0	22,969,415	(133,485,997)	(110,516,582)
90,918	(3,372,011)	832,584,439	25,180,834	(291,375,207)	597,249,998
83,154	(3,085,054)	833,320,689	52,757,591	(672,349,226)	244,875,943
0	0	1,606,849	0	0	1,606,849

0	0	0	147,856,259	0	147,856,259
0	0	0	0	(480,506,946)	(480,506,946)
0	0	0	147,856,259	(480,506,946)	(332,650,687)
71,270	(2,645,821)	834,488,305	200,613,850	(1,152,856,172)	(86,167,895)

MorphoSys – III/2022

26	Group Interim Statement
Consolidated Statement of Cash Flows (IFRS) – (unaudited)

9M (in €)	2022	2021

Operating Activities:
Consolidated Net Profit / (Loss)	(480,506,946)	(133,485,997)
Adjustments to Reconcile Consolidated Net Profit / (Loss) to Net Cash Provided by / (Used in) Operating Activities:
Impairments of Assets	797,944	2,943,254
Depreciation and Amortization of Tangible and Intangible Assets and of Right-of-Use Assets	7,843,413	7,353,504
Net (Gain) / Loss of Other Financial Assets	364,600	(3,376,814)
(Income) from Reversals of Impairments / Impairments on Financial Assets	420,000	(550,000)
Net (Gain) / Loss on Derivative Financial Instruments	(212,445)	3,567,359
Non Cash Effective Net Change in Financial Assets / Liabilities from Collaborations	56,345,229	(39,694,720)
Non Cash Effective Net Change in Financial Liabilities from Future Payments to Royalty Pharma	204,402,989	2,572,701
Non Cash Effective Change of Bonds	9,310,270	8,980,100
Share-based Payment	3,943,460	1,393,910
Share of Loss of Associates accounted for using the Equity Method	313,536	0
Income Tax Benefit	(4,133,695)	(42,222,480)
Changes in Operating Assets and Liabilities:
Accounts Receivable	(14,557,512)	7,694,232
Income Tax Receivables, Other Receivables, Inventories and Prepaid Expenses and Other Assets	(21,466,077)	(29,112,944)
Accounts Payable and Accruals, Lease Liabilities, Tax Liabilities and Provisions	(2,919,535)	(106,403,213)
Contract Liability	(19,487,562)	(2,308,274)
Income Taxes Paid	(175,447)	(1,310,851)
Net Cash Provided by / (Used in) Operating Activities	(259,717,778)	(323,960,233)

MorphoSys – III/2022

Group Interim Statement	27

9M (in €)	2022	2021

Investing Activities:
Cash Payments to Acquire Other Financial Assets	(886,000,000)	(1,535,966,595)
Cash Receipts from Sales of Other Financial Assets	1,164,959,826	1,910,578,447
Cash Receipts from Derivative Financial Instruments	212,445	0
Acquisitions, Net of Cash Acquired	0	(1,208,571,567)
Cash Payments to Acquire Property, Plant and Equipment	(1,228,356)	(2,520,245)
Cash Payments to Acquire Intangible Assets	(8,336,599)	(14,567,940)
Interest Received	965,423	966,904
Net Cash Provided by / (Used in) Investing Activities	270,572,739	(850,080,996)

Financing Activities:
Cash Proceeds from Issuing Shares	0	84,731,378
Cash Payments for Costs from Issuing Shares	0	(71,417)
Cash Proceeds in Connection with Exercised Stock Options	0	241,234
Cash Receipts from Financing from Collaborations	19,502,950	31,520,343
Cash Receipts from Contracts with Royalty Pharma	295,420,975	1,205,829,548
Cash Payments for Principal Elements of Lease Payments	(3,135,763)	(2,333,086)
Interest Paid	(2,756,394)	(2,918,551)
Net Cash Provided by / (Used in) Financing Activities	309,031,768	1,316,999,449
Effect of Exchange Rate Differences on Cash	14,005,207	(2,985,546)
Increase / (Decrease) in Cash and Cash Equivalents	333,891,936	139,972,674
Cash and Cash Equivalents at the Beginning of the Period	123,248,256	109,794,680
Cash and Cash Equivalents at the End of the Period	457,140,192	249,767,354

MorphoSys – III/2022

28	Group Interim Statement
Imprint
MorphoSys AG
Semmelweisstr. 7
82152 Planegg
Germany
Tel.:     +49-89-89927-0
Fax:    +49-89-89927-222
Email:    info@morphosys.com
Website: www.morphosys.com/en
Investor Relations
Tel.:     +49-89-89927-404
Fax:    +49-89-89927-5404
Email:    investors@morphosys.com

Published on November 16, 2022
This quarterly interim statement is also available in German and can be downloaded as a PDF document from the Company's website. For better readability, this report uses the masculine form only but refers equally to all genders.
For better readability, this report uses the masculine form only but refers equally to all genders.
HuCAL®, HuCAL GOLD®, HuCAL PLATINUM®, CysDisplay®, Ylanthia®, 100 billion high potentials®, CyCAT®, MONJUVI® and MINJUVI® are registered trademarks of the MorphoSys Group. Tremfya® is a registered trademark of Janssen Biotech, Inc. XmAb® is a registered trademark of Xencor, Inc. National Comprehensive Cancer Network®, NCCN®, NCCN Guidelines® are registered trademarks of NCCN.

MorphoSys – III/2022

Financial Calendar 2022
March 16, 2022    Publication of 2021 Year-End Results
May 4, 2022        Publication of 2022 First Quarter Interim Statement
May 18, 2022        2022 Annual General Meeting
August 3, 2022    Publication of 2022 Half-Year Report
November 16, 2022    Publication of 2022 Third Quarter Interim Statement

MorphoSys AG
Semmelweisstr. 7
82152 Planegg
Germany
Tel.: +498989927-0
Fax: +498989927-222
www.morphosys.com/en

MorphoSys – III/2022